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ICICI Limited

ICICI announces General Insurance Foray with Lombard of Canada

ICICI Ltd. (NYSE: IC), one of India's largest financial services provider, announced that it has entered into a joint venture with Lombard, one of the oldest property and casualty insurance companies in Canada, to launch general insurance business in India. The agreement was signed today between Mrs. Lalita
D. Gupte, Joint Managing Director & COO, ICICI and Mr. Prem Watsa, Chairman and CEO, Fairfax Financial Holdings Limited - the parent company of Lombard.

As per the terms of the agreement, ICICI would hold 74% of the equity of the newly formed company, while the JV partner would hold the balance 26%. Mr. Sanjiv Kerkar, Senior General Manager, ICICI, will head the JV Company. The JV will offer both commercial and personal lines of general insurance products to corporate and retail customers.

The recent opening of the Indian insurance sector has provided ICICI an opportunity to increase its product suite in line with its strategy to be a universal bank. ICICI's quest for a joint venture partner was based on the premise that complimentarity of skills was necessary for an enduring and successful business relationship in the general insurance area. Given ICICI's strong corporate relationships, increasing retail customer base and a technology enabled multi-channel distribution network, it was looking for a partner which offered relevant domain knowledge, a culture oriented towards quick decision making and business processes based on high technology. After a careful assessment of the global arena, ICICI opted for Lombard which provided the optimal fit on the above criteria. Lombard Canada, using high technology for competitive advantage, offers the full range of commercial and personal insurance products - the focus areas for the ICICI-Lombard JV. It enjoys leadership position in several product segments.

The JV partners believe that they would be able to create an innovative and service oriented organisation that would use technology to deliver cost effective and high quality products and services to customers.

About ICICI

ICICI Limited, one of India's largest financial services provider was formed in 1955 at the initiative of the World Bank, the Government of India and representatives of Indian industry, with the objective of creating a development financial institution. Over the last four decades, ICICI has stretched the borders of its business to evolve from a traditional project finance institution to a diversified financial services group providing a broad spectrum of financial solutions to corporate and retail customers. ICICI today operates as a virtual universal bank with a network of 27 subsidiaries. At year-end fiscal 2000, ICICI had assets of about Rs. 650 billion (Rs. 781 billion as per US GAAP) and stockholders equity of Rs. 93.3 billion (Rs. 70.8 billion as per US GAAP). The net profit for fiscal 2000 was Rs. 12.06 billion (Rs. 9.33 billion as per US GAAP).

About Lombard

Lombard Canada, in existence since 1804, offers the full range of commercial and personal insurance products to the Canadian property and casualty marketplace. Headquartered in Toronto, Canada, Lombard Canada acts as the holding company for Lombard's operations which are run by its specialist companies. With direct written premiums exceeding C$500 million and assets over C$1 billion, Lombard Canada is placed among the top insurance companies in Canada. Lombard Canada is a principal subsidiary of the Group comprising more than 20 specialist insurance, reinsurance and insurance claims servicing companies. The combined asset size of the Group stood at $21.47 billion at the end of financial year 1999.


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Lombard relies heavily on technology to offer cost-effective solutions to customers in an industry where margins are razor thin. The company has introduced specialised software and technology for efficient execution of its businesses. This includes point of sale software which allow efficient underwriting of policies to specific segments such as the auto and homeowners segments, small and large businesses etc. Lombard currently employs about 700 personnel across Canada assisted by a dedicated network of 300 independent brokers.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "would", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to obtaining the necessary regulatory approvals for general insurance business, our ability to successfully implement the said joint venture, our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

October 4, 2000

For further investor queries:

Contact: Madhvendra Das at +9122-653 6812 or email: das@icici.com.
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